Exhibit 99.1

Stratasys Adopts Limited Duration Shareholder Rights Plan with Enhanced Shareholder Protections

MINNEAPOLIS & REHOVOT, Israel—(BUSINESS WIRE) — Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced that its Board of Directors has unanimously adopted a limited duration shareholder rights plan (the “Rights Plan”). The Rights Plan, which replaces the Company’s shareholder rights plan that was set to expire on December 31, 2023, contains enhanced shareholder protections that are intended to limit the scope of the Rights Plan. The Rights Plan is designed to give all shareholders (other than an offeror) a way to voice their position directly to the Board on certain types of offers and whether the plan should apply to those offers, and in other circumstances to exempt an offer from the plan altogether.

The adoption of the Rights Plan is intended to protect the long-term interests of Stratasys and all Stratasys shareholders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over, Stratasys through the open-market or other accumulation of the Company’s shares without appropriately compensating all Stratasys shareholders for control.

The Rights Plan is not intended to prevent or interfere with any attempt to purchase the entire company. It is also not intended to prevent or interfere with any action with respect to Stratasys that the Board determines to be in the best interests of the Company and its shareholders. Instead, it will position the Board to fulfill its fiduciary duties on behalf of all shareholders by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence Stratasys. The Rights Plan will encourage anyone seeking to gain a significant interest in Stratasys to negotiate directly with the Board prior to attempting to control or significantly influence the Company. If the Company’s shareholders are presented with a qualified tender or exchange offer, the Board will convene a meeting for an advisory vote of the Company’s shareholders (other than the offeror). The outcome of the shareholder vote will be the primary and salient factor in the Board’s determination of whether to grant an exemption from the Rights Plan for that offer.

The Rights Plan contains elements similar to those adopted by other publicly traded companies. Pursuant to the Rights Plan, Stratasys will issue one right for each ordinary share outstanding as of the close of business on January 2, 2024. While the Rights Plan is effective immediately, the rights generally would become exercisable only if an entity, person or group acquires beneficial ownership of 15% or more of Stratasys’ outstanding ordinary shares in a transaction not approved by the Company’s Board.

In that situation, each holder of a right (other than the acquiring entity, person or group) will have the right to purchase one ordinary share at a purchase price of $0.01 per share. In addition, at any time after an entity, person or group acquires 15% or more of the Company’s ordinary shares, the Company’s Board of Directors may exchange one ordinary share of the Company for each outstanding right (other than rights owned by such entity, person or group, which would have become void).

The Rights Plan has a 364-day term, expiring on December 19, 2024.

The previous shareholder rights plan of the Company that was due to expire on December 31, 2023 has been terminated by the Company.

Meitar Law Offices and Wachtell, Lipton, Rosen & Katz are serving as legal counsel to Stratasys.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys visit www.stratasys.com, the Stratasys blog, X/Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statements Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of shifts in prices or margins of the products that we sell or services we provide; the impact of competition and new technologies; the outcome of our Board’s comprehensive process to explore strategic alternatives for our Company; impairments of goodwill or other intangible assets in respect of companies that we acquire; the extent of our success at efficiently and successfully integrating the operations of various companies that we have acquired or may acquire; the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers; the global macro-economic environment, including headwinds caused by inflation, high interest rates, unfavorable currency exchange rates and potential recessionary conditions; global market, political and economic conditions, and in the countries in which we operate in particular; the degree to which our Company’s operations remain resistant to potential adverse effects of Israel’s war against the terrorist organization Hamas; government regulations and approvals; litigation and regulatory proceedings; infringement of our intellectual property rights by others (including for replication and sale of consumables for use in our systems), or infringement of others’ intellectual property rights by us; potential cyber-attacks against, or other breaches to, our information technologies systems; the extent of our success at maintaining our liquidity and financing our operations and capital needs; impact of tax regulations on our results of operations and financial condition; and any additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in the Company’s Form 20-F for the fiscal year ended December 31, 2022.

Investor Relations
Yonah Lloyd
CCO / VP Investor Relations
Yonah.Lloyd@stratasys.com

U.S. Media
Ed Trissel / Joseph Sala / Haley Salas
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

OR

Israel Media
Motti Scherf
motti@scherfcom.com
+972527202700